February 27, 2018	Matthew A. Brunmeier T +1 312 845 1376 matthew.brunmeier@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attention: Lisa Larkin

Re:	Calamos Convertible and High Income Fund (the “Registrant” or the “Fund”) (File Nos. 333-205640 and 811-21319)

Dear Ms. Larkin:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on February 22, 2018 in connection with Post-Effective Amendment No. 3 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 31 under the Investment Company Act of 1940, as amended, to the above-referenced registration statement on Form N-2 (the “Registration Statement”), relating to common shares of beneficial interest of the Fund being offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act, which was filed with the Commission on February 7, 2018.

The responses below will be reflected in Post-Effective Amendment No. 4 to the Fund’s Registration Statement.

We respectfully submit this response letter on behalf of the Registrant. We believe that the disclosure changes discussed in this letter resolve the matters raised. The Registrant is filing this response in conjunction with filing Post-Effective Amendment No. 4 to the Fund’s Registration Statement. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement. The comments, together with the Registrant’s responses, are set forth below.

1.	Comment: In “Master Limited Partnerships Risk” on page 10 of the prospectus, please consider pluralizing the word security.

Response: The requested change has been made. The revised disclosure is as follows:

Although certain MLPs may trade on national ~~security~~ securities exchanges, certain MLPs may trade less frequently than those of larger companies due to their market capitalizations.

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2.	Comment: In the “Summary of Fund Expenses—Shareholder Transaction Expenses”, please revise the line item for “Dividend Reinvestment and Cash Purchase Plan Fees” so that the fee table discloses the transaction fee referenced in footnote two.

Response: The requested change has been made. The above-referenced line item in the “Shareholder Transaction Expenses” section of the fee table has been revised as follows:

Dividend Reinvestment ~~and Cash Purchase~~ Plan Fees (per sales transaction fee) (2)	~~None~~$15.00

In addition, the Registrant has modified footnote two as follows:

(2)	Shareholders will pay a $15.00 transaction fee plus a $0.02 per share brokerage charge~~s~~ if they direct the Plan Agent to sell common shares held in a Plan account. In addition, each participant will pay a pro rata share of brokerage commissions incurred with respect to the Plan Agent’s open-market purchases in connection with the reinvestment of dividends or distributions. If a participant elects to have the Plan Agent sell part or all of his or her common shares and remit the proceeds, such participant will be charged his or her pro rata share of brokerage commissions on the shares sold. See “Dividends and Distributions on Common Shares; Automatic Dividend Reinvestment Plan.”

The Registrant notes that these revisions will also be reflected in the fee table contained on page S-3 of the Fund’s form of prospectus supplement for common shares.

We believe that this submission fully responds to your comments. Please feel free to call me at (312) 845-1376 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Matthew A. Brunmeier

Matthew A. Brunmeier

cc:	John P. Calamos, Sr., Chairman, Trustee and President, Calamos Convertible and High Income Fund
J. Christopher Jackson, Vice President and Secretary, Calamos Convertible and High Income Fund
Jeremy C. Smith, Esq., Ropes & Gray LLP
Paulita A. Pike, Esq., Ropes & Gray LLP
Rita Rubin, Esq., Ropes & Gray LLP